EXHIBIT 20
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150248
Prospectus Supplement No. 1 dated July 31, 2009
to Prospectus dated April 30, 2009

OWENS MORTGAGE INVESTMENT FUND,
a California Limited Partnership

July 31, 2009

Dear Investor in Owens Mortgage Investment Fund:

We are writing to explain why there is no income to the Fund this month. When you look at your statement, you will see that there was no income distributed this month and that your capital account has declined.  This is a result of the net income from loans and real estate being less than the losses we incurred in the current month.  The loss was generated primarily by two events.  These were a write down at the time of foreclosure of the value of a property securing one of the Fund’s loans and the write off of an unsecured note.

The larger loss was incurred when we wrote down the value of a property based on an updated appraisal at the time of foreclosure of the related note.  The property we foreclosed on is Auburn Valley Country Club.  When we made the loan, the property had an appraised value of $5,750,000.  Our loan amount was $4,000,000.  The borrower spent nearly $3,500,000 acquiring the club, rebuilding the club house, and improving the golf course.  In addition, the borrower operated the property and made payments on our loan for a number of years.  Diminished golf play and the borrower’s inability to operate the club profitably contributed to a decline in the value of the property and our resulting foreclosure. Prior to holding the foreclosure sale, an appraiser estimated the value for the Auburn Valley Country Club to be $2,200,000.  As a result of this appraisal, we wrote down the property by approximately $1,800,000 at foreclosure.

In addition, we wrote off an unsecured note with a balance of approximately $662,000 as uncollectible.  This note was created in the settlement of the bankruptcy of the Castaways property in Las Vegas a number of years ago.  As part of the settlement, we took a personal unsecured note from the sponsors of the partnership.  Recently the partners have become insolvent, and we have determined that the note is uncollectible.

Since these losses exceeded the entire net income of the Fund for the month, the amount that exceeded the net income had to be charged against the capital of the Fund.  The reduction in your capital account is due to the reduction in the value of the assets owned by the Fund. While these losses are distressing, we have foreclosed on a number of properties this year without incurring significant losses.  We are actively managing the properties owned by the Fund and marketing those that can be sold today.

We know that these are difficult times for many people and we do not take lightly your concerns.  We struggle daily with the problem loans in the Fund and attempt to work towards the best resolution for the benefit of the Fund.  We are grateful for the support and patience that most limited partners have expressed to us during these times.

If you have any specific questions, please give me a call.

Yours truly,

/s/ William C. Owens

William C. Owens
President, Owens Financial Group, Inc.
General Partner of Owens Mortgage Investment Fund

This Prospectus Supplement No. 1 is prepared as of July 31, 2009.  It contains new and additional information beyond that in the Prospectus and should be read in conjunction with the Prospectus.